Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12 under the
Securities and Exchange Act of 1934, as amended

Subject Company: KNBT Bancorp, Inc.
Filer’s Commission File No.: 000-22537-01

NEWS RELEASE

NATIONAL PENN CONTACT:	KNBT CONTACT:
Catharine Bower	Dennis Ryan
610-369-6618	610-882-5244
csbower@natpennbank.com	dennis.p.ryan@knbt.com

Office Consolidations Announced as Part of National
Penn/KNBT Merger Filing

BOYERTOWN and BETHLEHEM, PA, October 25, 2007  – National Penn Bancshares, Inc. (Nasdaq:NPBC) and KNBT Bancorp, Inc. (Nasdaq:KNBT) announced today that they have filed an application with the Office of the Comptroller of the Currency for approval of the merger of Keystone Nazareth Bank & Trust Company into National Penn Bank.  This merger would occur immediately following the merger of the two parent companies, KNBT Bancorp, Inc. and National Penn Bancshares, Inc.  Included in the OCC application is a list of nine offices currently planned to be closed by early second quarter 2008:

KNBT ▪ Route 191 in-store Office, 3926 Linden Street, Bethlehem, PA 18020 ▪ Pond Road Office, 1620 Pond Road, Allentown, PA 18104 ▪ Whitehall in-store Office, 2641 MacArthur Road, Whitehall, PA 18052
National Penn Bank
▪  Bethlehem in-store Office, 5580 Crawford Drive, Bethlehem, PA 18017
▪  Whitehall Office, 3670 MacArthur Road, Whitehall, PA 18052
▪  Tilghman Office, 4550 West Tilghman Street, Allentown, PA 18104
▪  Emmaus in-store Office, 704 West Emmaus Avenue, Allentown, PA 18103
▪  Trexlertown in-store Office, 7150 Hamilton Boulevard, Trexlertown, PA 18087
▪  Allentown Office, 1605 North Cedar Crest Boulevard, Allentown, PA 18104

This consolidation is part of the companies’ plans to reduce overlap and increase efficiencies in the Lehigh Valley, where they both have offices.  KNBT is headquartered in Bethlehem and has 56 offices throughout Lehigh, Northampton, Carbon, Luzerne, Schuylkill and Monroe counties.  KNBT occupies #1 and #2 market share positions in Northampton and Lehigh counties, respectively, based on FDIC published deposit data as of June 30, 2007.  National Penn has 80 offices in the southeast and central Pennsylvania and one office in Maryland.  Nine National Penn offices are in the Lehigh Valley.  When the merger is complete, National Penn’s Lehigh Valley offices will operate under the KNBT name.

The companies are in the process of determining staffing needs after the consolidation, but anticipate that current staff will be retained and any necessary displacements will be minimal.

“Our integration planning process is proceeding carefully on a fast but purposeful track,” said Scott V. Fainor, president and CEO of KNBT, who will become president and CEO of National Penn Bank after the bank merger.

The companies considered many factors in the consolidation review process, including physical location, convenient access, building specifics, and added services available. “The needs of our customers were our top priority,” Fainor said.

The parent company merger will create the fifth largest banking company headquartered in Pennsylvania, with more than $8.5 billion in assets.

“The proposed consolidation is part of a plan to carefully integrate the two companies,” said Glenn E. Moyer, president and chief executive officer of National Penn Bancshares and chairman of National Penn Bank.  “When the merger is complete, we believe our customers will experience the same focus on relationship-building that both of our companies are known for, and have available to them a wider array of products and services to help them achieve their goals.”

About National Penn Bancshares, Inc.:

National Penn Bancshares, Inc. is a $5.76 billion asset financial services company operating 81 offices in Pennsylvania through National Penn Bank and its FirstService Bank, HomeTowne Heritage Bank, Nittany Bank, and Peoples Bank of Oxford divisions. The Peoples Bank of Oxford division also operates one community office in Cecil County, Maryland.

National Penn's financial services affiliates consist of National Penn Investors Trust Company; National Penn Capital Advisors, Inc.; Vantage Investment Advisors, LLC; National Penn Insurance Agency, Inc.; and National Penn Leasing Company.

National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol "NPBC."  Additional information about the National Penn family is available on the National Penn Web site at www.nationalpennbancshares.com.

About KNBT Bancorp, Inc.:

KNBT Bancorp, Inc. is a $2.9 billion asset financial services company and is the parent bank holding company for Keystone Nazareth Bank & Trust Company.  Keystone Nazareth Bank & Trust Company is a Pennsylvania-chartered savings bank headquartered in Bethlehem, Pennsylvania with 56 branch offices in Lehigh, Northampton, Carbon, Monroe, Luzerne and Schuylkill Counties, Pennsylvania.  KNBT Bancorp, Inc. common stock is traded on the Nasdaq Stock Market under the symbol “KNBT.” Additional information about the company is available on the company’s Web site at www.knbt.com.

Cautionary Statement Regarding Forward-Looking Information:

This release contains forward-looking information about National Penn Bancshares, Inc., KNBT Bancorp, Inc. and the combined operations of National Penn Bancshares, Inc. and KNBT Bancorp, Inc. after the completion of the transactions described in the release that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should,'' "project," "plan,'' "seek," "intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries.  National Penn Bancshares and KNBT Bancorp caution readers not to place undue reliance on these statements.

National Penn Bancshares’ and KNBT Bancorp’s businesses and operations, as well as their combined business and operations following the completion of the transactions described in this release, are and will be subject to a variety of risks, uncertainties and other factors.  Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements.  Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following:  ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets; volatilities in the securities markets; and deteriorating economic conditions.  The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in each of National Penn Bancshares’ and KNBT Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as well as subsequent SEC filings.  See “Additional Information About This Transaction” below.  Neither National Penn Bancshares nor KNBT Bancorp makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About This Transaction:

National Penn Bancshares has filed a registration statement on Form S-4 in connection with the transaction, and National Penn Bancshares and KNBT Bancorp intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction.  Shareholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about National Penn Bancshares, KNBT Bancorp and the transaction.  You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn Bancshares, at the SEC's web site at www.sec.gov.  A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or KNBT Bancorp, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Eugene Sobol
Corporate Secretary National Penn Bancshares, Inc.	Senior Executive Vice President and Chief Financial Officer
Philadelphia and Reading Avenues	KNBT Bancorp, Inc.
Boyertown, PA 19512	90 Highland Avenue
(610) 369-6202	Bethlehem, PA 18017
(610) 807-5888

National Penn Bancshares, KNBT Bancorp and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn Bancshares and KNBT Bancorp in favor of the transaction.  Information regarding the interests of the executive officers and directors of National Penn Bancshares and KNBT Bancorp in the transaction will be included in the joint proxy statement/prospectus.

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